Exhibit 17.1

RESIGNATION

TO: DEEAS RESOURCES INC. (the "Company")

I, the undersigned, being the President, Chief Executive Officer, Secretary and Treasurer of the Company, do hereby tender my resignation from all executive officer positions of the Company, such resignation to be effective as of the date hereof.

This resignation may be sent by electronic facsimile transmission and shall be deemed to be an original.

Dated this 14th day of March, 2008.

/s/ Jeffrey Sharpe
JEFFREY SHARPE